Exhibit 12

AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

		Year Ended
	Six Months	December 31,
	Ended June 30,	2011
	2012	(as adjusted)
Operating earnings before income taxes	$282	$558
Undistributed equity in losses of investee	—	1
Losses of managed investment entities attributable to noncontrolling interest	46	24
Fixed charges:
Interest on annuities	277	510
Interest expense	42	85
Debt discount and expense	1	2
Portion of rentals representing interest	9	18

EARNINGS	$657	$1,198

Fixed charges:
Interest on annuities	$277	$510
Interest expense	42	85
Debt discount and expense	1	2
Portion of rentals representing interest	9	18

FIXED CHARGES	$329	$615

Ratio of Earnings to Fixed Charges	2.00	1.95

Earnings in Excess of Fixed Charges	$328	$583